03015017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2003

SEC FILE NUMBER
8-44426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Friedman, Billings, Ramsey & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Nineteenth Street North
(No. and Street)

Arlington	VA	22209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Janelle R. Schutt — 703-312-9747
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1301 K Street NW, 800W	Washington	DC	20005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kurt R. Harrington, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Friedman, Billings, Ramsey & Co., Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

County/City of Arlington

Commonwealth/State of Virginia

The foregoing instrument was acknowledged before me this 20 day of Feb 2003, by Kurt R. Harrington

(name of person seeking acknowledgement)

Notary Public

My commission expires: 8/31/2004

Friedman, Billings, Ramsey & Co., Inc.
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 2100
250 West Pratt Street
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Accountants

To the Board of Directors of
Friedman, Billings, Ramsey & Co., Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Friedman, Billings, Ramsey & Co., Inc. (the "Company") at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Baltimore, Maryland
January 28, 2003

Friedman, Billings, Ramsey & Co., Inc.
Statement of Financial Condition
As of December 31, 2002

ASSETS	
Cash and cash equivalents	$ 61,526,206
Receivables	
Clearing broker	41,775,860
Affiliates	12,757,205
Investment banking	1,707,426
Other	964,119
Marketable trading account securities, at market value	8,298,468
Investment securities, at fair value	8,656,713
Furniture, equipment, software, and leasehold improvements, at cost, less accumulated depreciation and amortization of $10,836,336	4,218,979
Prepaid expenses and other assets	1,590,296
Total assets	$ 141,495,272
LIABILITIES AND STOCKHOLDER'S EQUITY	
Securities sold but not yet purchased, at market value	$ 19,932,529
Accounts payable and accrued expenses	9,236,373
Accrued compensation and benefits	32,329,775
Total liabilities	61,498,677
Stockholder's equity	
Common stock, $1 par value, 2,000 shares authorized, 1,135 shares issued and outstanding	1,135
Additional paid-in capital	89,903,117
Accumulated deficit	(9,907,657)
Total stockholder's equity	79,996,595
Total liabilities and stockholder's equity	$ 141,495,272

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Nature of Operations

Friedman, Billings, Ramsey & Co., Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is a Delaware corporation engaged in a single line of business as a securities broker-dealer, which includes institutional brokerage and investment banking activities. The Company is a wholly owned subsidiary of Friedman, Billings, Ramsey Group, Inc. ("FBR Group").

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents are highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The majority of the Company's cash equivalents are invested in money market funds.

Securities Transactions

The Company acts as an introducing broker executing transactions for customers and forwarding all such transactions to a clearing broker on a fully disclosed basis. The Company neither holds funds or securities for, nor owes funds or securities to, customers.

Marketable trading account securities and securities sold but not yet purchased are recorded at market value.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Depreciation and Amortization

Furniture, equipment, and software are depreciated using the straight-line method over their estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Receivable From Clearing Broker

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount receivable from the clearing broker represents cash on hand with the clearing broker plus proceeds from unsettled securities sold and less amounts payable for unsettled securities purchased by the Company. The amounts payable are collateralized by securities owned by the Company.

4. Related-Party Transactions

The Company is a member of an operating group of affiliates that may provide or receive services to and from each other. From time to time, FBR Group and other affiliates may record executive compensation expenses and other costs which, in part, may be based on the Company's operations. Accordingly, the statement of financial condition may not necessarily be indicative of the financial position that would have existed had the Company been operated as an unaffiliated corporation.

Receivable from affiliates consisted of the following as of December 31, 2002:

Receivable from FBR Group	$ 12,154,036
Income tax payable to FBR Group	(4,589,236)
Receivable from Friedman, Billings, Ramsey Investment Management, Inc.	4,856,259
Other	336,146
	$ 12,757,205

On a monthly basis, the Company reimburses FBR Group for its share of employee compensation. In addition, from time to time, the Company may provide funding to FBR Group and Friedman, Billings, Ramsey Investment Management, Inc., a wholly owned subsidiary of FBR Group, to be used for general operating purposes. These amounts are presented net as a receivable from FBR Group and Friedman, Billings, Ramsey Investment Management, Inc.

The income tax payable represents the tax expense recorded on a separate company basis that is due to FBR Group in accordance with a tax sharing arrangement.

5. Securities

Marketable trading account securities and securities sold but not yet purchased as of December 31, 2002, consisted of the following:

	Owned	Sold, But Not Yet Purchased
Corporate stocks	$ 8,145,285	$ 19,931,539
Corporate bonds	153,183	990
	$ 8,298,468	$ 19,932,529

Investment securities as of December 31, 2002, consisted of the following:

	Owned
Units in limited partnership	$ 4,880,001
Warrants	2,225,272
Private securities	1,518,500
Preferred security	32,940
	$ 8,656,713

In connection with certain capital raising transactions, the Company has received and holds warrants for the stock of the issuing companies, which are generally exercisable at the respective offering price of the transaction. The Company has valued warrants held on publicly traded stocks, where the restriction periods have lapsed, using an undiscounted Black-Scholes valuation model. The Company has generally valued restricted warrants held on publicly traded securities at intrinsic market value less a discount based on the remaining restriction period. In addition, as part of an investment banking transaction in September 2002, the Company received restricted units in a limited partnership. These units are valued at fair value less a discount based on the remaining restriction period. Warrants and units held are recorded in investment securities.

During 2002, the Company also received shares in a private company in return for advisory services rendered in connection with an investment banking transaction. This security's valuation is based upon recent outside equity transactions in its subsidiary.

Other private investments are valued at cost which approximates fair value. The preferred security is recorded at market value.

6. Furniture, Equipment, Software and Leasehold Improvements

Furniture, equipment, software and leasehold improvements, summarized by major classification, at December 31, 2002 were:

Furniture and equipment	$ 8,607,472
Software	1,214,831
Leasehold improvements	5,233,012
	15,055,315
Less - accumulated depreciation and amortization	(10,836,336)
	$ 4,218,979

7. Subordinated Revolving Loans

As of December 31, 2002, the Company had two unsecured revolving subordinated loan agreements. One agreement is with an affiliate of the Company's clearing broker and has a $40 million available credit line with an expiration date of August 1, 2003. The second agreement is with FBR Group and has a $50 million available credit line with an expiration date of January 31, 2004. As of December 31, 2002, there were no outstanding balances under either line of credit. The purpose of these lines of credit is to make additional funds available to meet regulatory net capital requirements for participation in underwriting public offerings. The loans are available in computing net capital under the SEC's Uniform Net Capital Rule.

8. Off-Balance-Sheet Risk and Concentrations of Risk

The Company functions as an introducing broker that places and executes customer orders. The orders are settled by an unrelated clearing broker that also maintains custody of customer securities and provides financing to customers. Through an indemnification provision in the Company's agreement with its clearing broker, the Company's customer activities may expose it to off-balance-sheet credit risk. The Company may have to reimburse the clearing broker for losses incurred at prevailing market prices in the event the customer fails to settle a trade according to its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer losses.

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

The securities industry is subject to numerous risks, including the risk of loss associated with the underwriting, ownership, and trading of securities, and the risk of reduced revenues in periods of reduced demand for security offerings and activity in secondary trading markets. Changing economic and market trends may negatively impact the liquidity and value of the Company's investments and the level of security offerings underwritten by the Company, which may adversely affect the Company's revenues and profitability.

Positions taken and commitments made by the Company in connection with its investment banking activities may involve significant exposure to individual issuers and industry sectors, including non-investment grade securities which have low trading volumes. This may expose the Company to a higher degree of risk than is associated with investment grade instruments.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2002, at market values of the related securities and may incur a realized loss if the market value of the securities increases subsequent to December 31, 2002.

9. Commitments and Contingencies

The Company leases premises under long-term lease agreements requiring minimum annual rental payments that are adjusted for increases in the Consumer Price Index ("CPI"). The Company also pays certain operating costs under these agreements.

Future minimum aggregate annual lease payments (assuming CPI remains constant) under these noncancelable leases are as follows:

Year Ending December 31,	
2003	$ 2,830,858
2004	2,681,591
2005	2,433,410
2006	2,433,410
2007	2,433,410
Thereafter	1,013,921
	$ 13,826,600

The Company maintains multiple facilities that are leased by FBR Group. These leases are guaranteed by FBR Group. The future minimum aggregate annual payments under these arrangements with FBR Group are as follows:

Year Ending December 31,	
2003	$ 488,613
2004	495,168
2005	495,168
2006	420,579
2007	305,772
Thereafter	1,363,080
	$ 3,568,380

While the ultimate resolution of any matter cannot be currently determined, in the opinion of management, after consultation with legal counsel, as of December 31, 2002, the Company was not a defendant or plaintiff in any lawsuit or arbitration, nor involved in any governmental or self-regulatory matter, the outcome of which was expected to have a material adverse affect on the Company's financial condition.

Many aspects of the Company's business involve substantial risks of liability and litigation. Underwriters and broker-dealers are exposed to liability under Federal and state securities laws, other Federal and State laws and court decisions, including decisions with respect to underwriters' liability and limitations on indemnification, as well as with respect to the handling of customer accounts. For example, underwriters may be held liable for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered and broker-dealers may be held liable for statements made by their securities analysts or other personnel. In certain circumstances, broker-dealers may also be held liable by customers and clients for losses sustained on investments. In recent years, there has been an increasing incidence of litigation involving the securities industry, including class actions that seek substantial damages. The Company is subject to the risk of litigation, including litigation that may be without merit. As the Company intends to actively defend such litigation, significant legal expenses could be incurred. An adverse resolution of any future litigation against the Company could materially affect the Company's operating results and financial condition.

10. Net Capital Computation

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $44,631,933, which was $41,860,857 in excess of its required net capital of $2,771,076. The Company's aggregate indebtedness to net capital ratio was .93 to 1 at December 31, 2002.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.